EXHIBIT 99.1

CENTRAL FUND INCREASES EQUITY OFFERING TO APPROXIMATELY U.S.$360 MILLION
AS UNDERWRITERS EXERCISE THEIR RIGHT TO PURCHASE ADDITIONAL CLASS A SHARES

For Immediate Release to
Marketwire and
U. S. Disclosure Circuit

TSX SYMBOLS:  CEF.A (Cdn. $) and CEF.U (U.S. $)
NYSE AMEX EQUITIES SYMBOL:  CEF

TORONTO, Ontario (March 30, 2011) - Central Fund of Canada Limited (“Central Fund”) is pleased to announce that a syndicate of underwriters (the “Underwriters”) led by CIBC have exercised their right to purchase an additional 1,800,000 Class A Shares at a price of U.S.$22.30 per Class A Share, for additional gross proceeds of approximately U.S.$40,000,000 to Central Fund.  The Underwriters agreed earlier this morning to purchase 14,350,000 Class A Shares for gross proceeds of approximately U.S.$320,005,000.

The purchase price of U.S.$22.30 per Class A Share is non-dilutive and accretive for the existing Shareholders of Central Fund.  The additional net proceeds have been committed to purchase gold and silver bullion for settlement at closing, in keeping with the asset allocation policies established by the Board of Directors of Central Fund. This offering is expected to assist in reducing the annual expense ratio in favour of the Shareholders of Central Fund.

Central Fund has filed a base shelf prospectus and registration statement with the Canadian securities regulatory authorities (except Québec) and the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the base shelf prospectus and prospectus supplement, when filed, and any other documents Central Fund has filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and the SEC for more complete information about Central Fund and this offering.  You may obtain a copy of the base shelf prospectus filed in the United States from CIBC World Markets Corp., 425 Lexington Avenue, 5th Floor, New York, New York, 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com. You may obtain a copy of the base shelf prospectus filed in Canada from CIBC, fax 416-594-7242 or request a copy by telephone at 416-594-7270.  When filed, the United States and Canadian prospectus supplements for the offering may be obtained in the same manner as the base prospectus.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Central Fund’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central Fund’s filings with the Canadian securities regulatory authorities and the SEC.

Central Fund of Canada Limited (est. 1961) is an exchange tradeable, refined gold and silver bullion holding company.  Class A Shares are qualified for inclusion in many North American regulated accounts.  Central Fund’s bullion holdings are stored unencumbered in allocated and segregated safekeeping in Canada, in the treasury vaults of the Canadian Imperial Bank of Commerce.  The gold and silver bullion is physically inspected by Ernst & Young LLP in the presence of Central Fund’s Directors and Officers as well as bank officials.  Class A Shares are quoted on the NYSE Amex LLC, symbol CEF and on the TSX, symbols CEF.A (Cdn. $) and CEF.U (U.S. $).

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878

Website: www.centralfund.com . Email: info@centralfund.com.